                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   __________

                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 1)/1/




                               BWAY Corporation
-----------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  112004 10 6
                          ---------------------------
                                (CUSIP Number)



_______________

    /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 Pages

-----------------------                                  ---------------------
  CUSIP NO. 112004 10 6                                    PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      John T. Stirrup
      ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States of America

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            310,291 (See Item 4)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             310,291 (See Item 4)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      310,291 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      4.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G


Item 1(a).  Name of Issuer:

            BWAY Corporation (the "Company")

Item 1(b).  Address of Issuer's Principal Executive Offices:

            8607 Roberts Drive, Suite 250
            Atlanta, Georgia  30350

Item 2(a).  Name of Persons Filing:

            John T. Stirrup

Item 2(b).  Address of Principal Business Office or, if none, Residence:

            The address of the principal business office of the Reporting Person is c/o BWAY Corporation, 8607 Roberts Drive, Suite 250, Atlanta, Georgia 30350.

Item 2(c).  Citizenship:

            United States of America.

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $.01 per share ("Common Stock").

Item 2(e).  CUSIP No.:

            112004 10 6

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

            Not Applicable.

                               Page 3 of 6 Pages

Item 4.   Ownership (as of December 31, 1996):

      (a) Amount Beneficially Owned: 310,291/1/

      (b) Percent of Class:  4.7%/1,2/

      (c) Number of shares as to which such person has:

                (i)   sole power to vote or to direct the vote: 310,291/1/

                (ii)  shared power to vote or to direct the vote:  0

                (iii) sole power to dispose or to direct the disposition of:
                      310,291/1/

                (iv)  shared power to dispose or to direct the disposition of: 0

Item 5.   Ownership of Five Percent or Less of a Class:

          If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person:

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

          Not Applicable.



_______________

  /1/The shares of Common Stock beneficially owned by John T. Stirrup include 298,135 shares owned directly by Mr. Stirrup, 12,000 shares subject to options owned directly by Mr. Stirrup and 156 shares owned indirectly by Mr. Stirrup through his 401(k) plan. The shares of Common Stock beneficially owned by Mr. Stirrup do not include 34,000 shares owned directly by his wife. Mr. Stirrup disclaims beneficial ownership of the shares owned directly by his wife.

  /2/Based on (a) the 6,531,715 shares of Common Stock outstanding as of December 31, 1996 and (b) the 12,000 shares of Common Stock subject to options owned directly by Mr. Stirrup that are exercisable within 60 days of December 31, 1996. These shares subject to options are considered outstanding for purposes of determining the percent of class held by Mr. Stirrup pursuant to Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended.

                               Page 4 of 6 Pages

Item 8.   Identification and Classification of Members of the Group:

          Not Applicable.

Item 9.   Notice of Dissolution of Group:

          Not Applicable.

Item 10.  Certification:

          Not Applicable.

                               Page 5 of 6 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:  February 10, 1997


                                                             /S/ JOHN T. STIRRUP
                                                            --------------------
                                                                 John T. Stirrup


                               Page 6 of 6 Pages